Mail Stop 4561

December 31, 2007

James Foglesong
Chief Financial Officer
Horizon Bancorp
515 Franklin Square
Michigan City, Indiana 46360

>   **RE: Horizon Bancorp**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 23, 2007**
>   **File No. 000-10792**

Dear Mr. Foglesong,

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Allowance and Provision for Loan Losses/Critical Accounting Policy, page 24

1.   You disclose that "the identification of loans that may have <u>potential</u> losses is subjective; therefore, a general reserve is maintained to cover all <u>potential</u> losses within the entire loan portfolio." Disclosures that explain the allowance in terms of potential, possible, or future losses, rather than probable losses, suggest a lack of compliance with GAAP and are not appropriate and seems to contradict disclosure elsewhere in your filing, including in your footnotes. Please revise

your disclosure here and in your footnotes accordingly or advise us. Additional information is available in Section II.P.1. of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline available on the SEC's web-site.

Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Mortgage Warehouse Loans, page 44

2. Based on your disclosures and current balance sheet presentation, it appears you account for the initial transfer of the loans from the mortgage companies as a sale under SFAS 140 rather than a secured borrowing with a pledge of collateral. Please tell us how you determined each of the criteria in paragraph 9 of SFAS 140 was met for the initial transfer of loans from the mortgage company to you.

    a. Please tell us how you considered the fact that you use the stated interest rate in the agreement with each mortgage company for interest income recognition, and not the interest rates on the individual loans in your determination. In your assessment of the criteria in paragraph 9, specifically address how you considered whether you are eligible to retain the contractual cash flows of the underlying mortgage loans.

    b. Please tell us whether you or the initial transferor has obtained a valid legal sale opinion for these transfers. Tell us whether your auditor has reviewed the legal opinion and concluded on its appropriateness as supporting evidence of your compliance with paragraph 9 of SFAS 140.

    c. Considering your disclosure that the mortgage company has the right to repurchase the loan at par and considering the guidance in paragraph 52 of SFAS 140 which states that a call or other right conveys more than a trivial benefit if the price to be paid is fixed, determinable, or otherwise potentially advantageous, please tell us how you determined that the criteria in paragraph 9(c)(2) was met.

    d. If you believe that the initial transfer of loans from the mortgage company to you should be accounted for as a secured borrowing with a pledge of collateral pursuant to paragraph 12 of SFAS 140, please revise to restate your financial statements for all periods presented and revise all related disclosure accordingly. If you believe the effect of the correction of the error is not material and a restatement is not required, please provide us

>   with your SAB 99 materiality analysis which addresses the guidance in
>   SAB 108.

Assuming you are able to support that the initial transfer of loans from the mortgage company to you meets the criteria in paragraph 9 of SFAS 140 and should receive "sale" accounting, we have the following comments:

3.   Please tell us why you do not classify your mortgage warehouse loans as held for sale reported at the lower of cost or market value considering that you disclose that they are generally held no more than 90 days and are typically resold within 30 days. Refer to paragraph .08.a. of SOP 01-6.

4.   Tell us how you determined your use of the stated interest rate in the agreement with each mortgage company for interest income recognition, and not the interest rates on the individual loans is consistent with sale accounting.

5.   Please tell us how you account for the transferors "repurchase option". Specifically tell us how you considered whether the "repurchase option" met the definition of a derivative in SFAS 133 which should be accounted for at fair value.

6.   On page 14 you disclose that the mortgage company has the right to repurchase a sold loan while on page 24 you disclose that the mortgage company has a repurchase obligation. Please revise to clearly disclose the rights and obligations of the mortgage companies.

7.   You disclose on page 10 that you processed over $2.3 billion in mortgage warehouse loans. Please revise to disclose how these cash flows are presented in the statement of cash flows and tell us how you considered the guidance in paragraph 9 of SFAS 102.

Note 3 – Investment Securities, page 50

8.   If true, please revise to disclose that as of each balance sheet date presented, you have the positive intent and ability to retain your impaired investments until the earlier of their recovery in fair value or maturity. If you are unable to make this assertion, please tell us how you concluded that the impairment of your securities was temporary. Refer to FASB Staff Position Nos. FAS 115-1 and FAS 124-1 (As Amended) and SAB Topic 5M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities.

Note 11 – Subordinated Debentures, page 57

9.   We note that your Horizon and Alliance Financial Statutory Trusts were created to issue trust preferred securities. Please revise to disclose, if true, that each subsidiary is 100% owned by the parent company and that the parent company has fully and unconditionally guaranteed the securities. Refer to Rule 3.10(b) of Regulation S-X.

Note 12 – Employee Stock Bonus Plan, page 58

10.   Please revise to disclose the information required in paragraph 53 of SOP 93-6 for your employee stock ownership plan.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief